Exhibit (a)(5)(F)

FOR IMMEDIATE RELEASE	NEWS

MR. ZOHAR ZISAPEL ANNOUNCES RESULTS OF
PARTIAL TENDER OFFER FOR RADVISION SHARES

Tel Aviv, Israel, June 25, 2009 – Mr. Zohar Zisapel announced today the final results of his tender offer to purchase 5.0% of the outstanding ordinary shares of RADVISION Ltd. (Nasdaq: RVSN) (currently, 971,394 RADVISION shares) for $7.70 per share, net to the seller in cash, less any required withholding taxes and without interest. The offer expired today at 10:00 a.m., New York time, or 5:00 p.m., Israel time.

As of the expiration date of the offer, based on the final results provided by American Stock Transfer & Trust Company, the U.S. depositary of the offer, and by Clal Finance Batucha Investment Management Ltd., the Israeli depositary of the offer, 175,338 RADVISION shares, or approximately 0.9% of the outstanding RADVISION shares, had been validly tendered and not withdrawn. The offer included a statutory condition that RADVISION shares representing at least 5.0% of the outstanding RADVISION shares be validly tendered and not withdrawn. The minimum condition of the offer was not met and therefore none of the tendered shares will be accepted. The tendered shares not previously withdrawn will be returned promptly to their respective tendering shareholders.

About RADVISION: RADVISION is the industry’s leading provider of market-proven products and technologies for unified visual communications over IP and 3G networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless – for high definition videoconferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation networks. For more information about RADVISION, visit www.radvision.com.

About Zohar Zisapel: Mr. Zisapel served as the Chairman of the Board of Directors of RADVISION from November 1992 until August 1999 and again assumed that position in April 2001. During the last several years, Mr. Zisapel has been engaged primarily in the management of high technology companies. Mr. Zisapel is a founder and chairman of the board of directors of RAD Data Communication Ltd. and he serves as a Chairman of other public companies, including RADCOM Ltd., Ceragon Networks Ltd. and as a director of Amdocs Ltd. Mr. Zisapel holds a B.Sc. and M.SC. degrees from the Technion – Israel Institute of Technology and an MBA. degree from Tel Aviv University.

Forward-Looking Statements: This press release may contain forward-looking statements that are subject to risks and uncertainties. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION’s filings with the Securities Exchange Commission, including its Annual Report on Form 20-F. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in these forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. Mr. Zisapel undertakes no obligation to update publicly or revise any forward-looking statement.

CONTACT:
Goldfarb, Levy, Eran, Meiri, Tzafrir & Co.
2 Weizmann Street
Tel Aviv 64239, Israel
Telephone: (972) 3-608-9999